Exhibit 99.1

Itaú Corpbanca and subsidiaries
As of and for the eight-month periods ended August 31, 2022 and 2021

The financial information of Itaú Corpbanca as of and for the eight-month periods ended August 31, 2022 and 2021 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF. The main accounting impacts generated are related to the adoption of IFRS 9, except for the impairment for accounts receivable, in addition to the amendments introduced to chapter B related to the suspension of interest accrual and credit risk provisions on contingent loans. Further details on the impacts on the financial statements can be reviewed in note 1 of our audited financial statements as of December 31, 2021, which will be available on the following link:

https://s2.q4cdn.com/476556808/files/doc_downloads/2022/02/25/ITCB_Financial-Statements-with-Notes-Dec.2021_SPAN.pdf

CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Aug'22	Aug'21
Total loans	26,784,037	23,390,230
Total assets	41,596,394	35,161,674

Deposits and other demand liabilities	6,454,367	7,005,709
Time deposits and other time liabilities	11,832,657	10,194,890
Interbank borrowings	5,370,152	4,603,753
Debt and regulatory capital instruments issued	7,533,420	6,328,317

Equity	3,249,702	2,426,262
Total equity attributable to equity holders of the Bank	3,246,729	2,353,376
Non-controlling interest	2,973	72,886

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	8M'22	8M'21	8M'22	8M'21
Net operating profit before provision for loan losses	992,527	837,731	937,833	777,127
Loan losses expense[2]	(175,330)	(105,415)	(175,330)	(91,619)
Total operating expenses[3]	(476,883)	(454,387)	(476,883)	(454,387)
Operating income	340,314	277,929	285,620	231,121
Income from investments in companies	2,841	501	2,841	501
Operating income before income taxes	343,155	278,430	288,461	231,622
Income taxes	(28,704)	(82,344)	25,990	(35,536)
Consolidated income for the period	314,451	196,086	314,451	196,086

Net income attributable to holders of the Bank	314,412	194,269	314,412	194,269
Non-controlling interest	38	1,817	38	1,817

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad for both columns (2022 and 2021), and on our loan loss provisions associated with loans in foreign currency for column 2021 only.

2 - Includes Ch$36.6 billion of additional provisions established during the eight-month period ended August 31, 2022 (Ch$7.0 billion established during the eight-month period ended August 31, 2021).

3 - Includes $8,351 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Colombia ‒ established in May 2022.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer